NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

P.E. 12/13/2013


13002938

January 13, 2014

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Re: AT&T Inc.
Incoming letter dated December 13, 2013

Dear Mr. Wirtz:

This is in response to your letter dated December 13, 2013 concerning the shareholder proposal submitted to AT&T by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 26, 2013 and December 31, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 13, 2013

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

We are unable to concur in your view that AT&T may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. We are also unable to conclude that the portions of the supporting statement you reference are irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Additionally, we are unable to conclude that the portions of the supporting statement you reference make charges concerning improper, illegal or immoral conduct or associations, without factual foundation, in violation of rule 14a-9. Accordingly, we do not believe that AT&T may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that AT&T's policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that AT&T has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 31, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
AT&T Inc. (T)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 13, 2013 no action request.

The company produced no evidence that the vast majority of its shareholders who voted at the 2011 annual meeting will still be company shareholders at the time of its 2014 annual meeting.

In a similar situation companies are required to submit their executive pay to a shareholder vote every 3-years even if 99% of the shareholders are unchanged after 3-years.

In a similar analogy Staff Legal Bulletin No. 14 allows a shareholder proposal to come back after a hiatus of only one-year if obtains only a 10%-vote.

Staff Legal Bulletin No. 14 states:
" • If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Katherine Luthy <kl9791@att.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 26, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
AT&T Inc. (T)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 13, 2013 no action request.

The company relies substantially on its Walgreen Co. example. But Walgreen is not an apples-to-apples comparison. Walgreen adopted at least part of the 2010 rule 14a-8 simple majority vote proposal as can be clearly seen from the attached 2011 Form 8-K.

By contrast AT&T has not adopted any part of the 2011 rule 14a-8 written consent proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Katherine Luthy <kl9791@att.com>

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 12, 2011



WALGREEN CO.

(Exact name of registrant as specified in its charter)

Illinois	1-604	36-1924025
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

200 Wilmot Road, Deerfield, Illinois	60015
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (847) 914-2500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) On January 13, 2011, Walgreen Co. (the "Company"), adopted Amendment No. 1 to the Walgreen Co. 2011 Executive Deferred Compensation Plan to permit executives who had been eligible to participate or were participating as of September 30, 2010 in the Walgreen Co. Profit-Sharing Restoration Plan to elect to defer up to 15% of their base salary as of January 1, 2011. The Company also adopted Amendment No. 2 to the Profit-Sharing Restoration Plan which freezes the plan by precluding contributions for plan years beginning on and after January 1, 2011. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the full text of such amendments, copies of which are filed as Exhibit 10.1 and Exhibit 10.2 hereto.

Item 5.07. Submission of Matters to a Vote of Security Holders.

The Company held its Annual Meeting of Shareholders on January 12, 2011. At the Annual Meeting, the shareholders voted on the following proposals:

1. The shareholders voted for election of the following directors to serve until the next Annual Meeting of Shareholders or until their successors are elected and qualified:

	Votes For	Votes Against	Abstentions
David J. Brailer	603,922,572	7,596,107	2,316,077
Steven A. Davis	603,436,012	8,151,474	2,247,270
William C. Foote	576,021,992	35,491,050	2,321,714
Mark P. Frissora	578,848,101	32,708,682	2,277,973
Ginger L. Graham	602,094,373	9,663,618	2,076,765
Alan G. McNally	602,040,496	9,750,660	2,043,600
Nancy M. Schlichting	570,855,014	40,784,060	2,195,682
David Y. Schwartz	595,936,735	15,701,970	2,196,051
Alejandro Silva	596,897,980	14,507,689	2,429,087
James A. Skinner	567,184,541	44,576,768	2,073,447
Gregory D. Wasson	602,981,573	8,864,619	1,988,564

There were 154,890,233 broker non-votes on this proposal.

2. The proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm was approved by a vote of 747,539,442 for, 18,515,076 against and 2,670,471 abstentions.

3. The proposal to amend the Walgreen Co. articles of incorporation to revise the purpose clause was approved by a vote of 751,4[illegible],509 for, 10,224,009 against and 7,054,471 abstentions.

4. The proposal to amend the Walgreen Co. articles of incorporation to eliminate certain supermajority vote requirements was approved by a vote of 740,005,950 for, 21,539,468 against and 7,179,571 abstentions.

---

5. The proposal to amend the Walgreen Co. articles of incorporation to eliminate the "fair price" charter provision applicable to certain business combinations was not approved (proposal required the affirmative vote of 80% of the Company's outstanding shares as of the record date) by a vote of 730,781,146 for, 28,671,657 against and 9,272,186 abstentions.

6. The shareholder proposal on a policy to change the vote required for shareholders to call special shareholder meetings was not approved. There were 270,699,102 votes for, 337,275,835 votes against, and 5,859,819 abstentions. There were 154,890,233 broker non-votes on this proposal.

7. The shareholder proposal on a policy that a significant portion of future stock option grants to senior executives should be performance-based was not approved. There were 259,977,532 votes for, 350,509,436 votes against, and 3,347,788 abstentions. There were 154,890,233 broker non-votes on this proposal.

Item 8.01. Other Events.

Following shareholder approval at the Company's Annual Meeting of Shareholders on January 12, 2011 (as disclosed under Item 5.07 of this report) of the amendments to the Company's Articles of Incorporation described in proposals 3 and 4 of Company's definitive proxy statement filed with the Securities and Exchange Commission on November 22, 2010 (the "Charter Amendments"), the Company filed articles of amendment to its Articles of Incorporation with the Secretary of State of Illinois. The Charter Amendments became effective on January 18, 2011 upon filing of the articles of amendment. The Charter Amendments amended the purpose clause to permit the Company to engage in any or all lawful acts or activities for which corporations may be incorporated under the Illinois Business Corporation Act of 1983, as amended, and eliminated certain super-majority vote requirements. The foregoing description of the Charter Amendments is not intended to be complete and is qualified in its entirety by reference to (i) the more detailed description thereof included in the Company's definitive proxy statement filed with the Securities and Exchange Commission on November 22, 2010 and (ii) the full text of the Amended and Restated Articles of Incorporation, a copy of which is filed as Exhibit 3.1 hereto.

[T: Rule 14a-8 Proposal, October 27, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company D for its executive pay – $28 million for Randall Stephenson plus excess perks and excess pension. Mr. Stephenson could also get long-term incentive pay for below-median performance.

GMI rated our board D. There was not one independent director who had expertise in risk management. The following directors were negatively flagged due to their board service when the respective companies filed bankruptcy: James Kelly at Dana Corporation, Laura Andrea Tyson at Eastman Kodak and Reuben Anderson at Mississippi Chemical. Jon Madonna and Jaime Chico Pardo were overboarded with seats on 3 company boards and were also on our audit committee. Joyce Roché had seats on 4 company boards and 15-years long-tenure.

GMI rated our accounting D – forensic accounting ratios related to asset-liability valuation had extreme values either relative to industry peers or to our company's own history. Our company had a history of significant restatements, special charges or write-offs.

Our company had come under investigation, or been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices. It had also been alleged or reported that our company had come under investigation, or had been subject to fine, settlement or conviction for engaging in or facilitating tax avoidance, tax evasion or offshore finance practices intended to limit the fair payment of taxes or fair disclosure of significant assets or liabilities.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*



Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

December 13, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2014 Annual Meeting – Kenneth Steiner Shareholder Proposal

Dear Sir or Madam:

This letter and the accompanying material are submitted on behalf of AT&T Inc., a Delaware corporation ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T received a shareholder proposal (the "Proposal") from John Chevedden on behalf of Kenneth Steiner (the "Proponent") for inclusion in AT&T's 2014 proxy materials. A copy of the Proposal and related correspondence with the Proponent is attached as *Exhibit A*. As more fully discussed below, AT&T intends to omit the Proposal and its supporting statement because (a) AT&T has substantially implemented the proposal (Rule 14a-8(i)(10)); and (b) AT&T believes the Proposal is materially false and misleading (Rule 14a-8(i)(3)).

This letter and its exhibits are being delivered to the Staff via e-mail at shareholderproposals@sec.gov and are being delivered to the Proponent. In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), I hereby inform the Proponent that any additional correspondence submitted to the Commission or the Staff relating to the Proposal should concurrently furnished to the undersigned at ww0118@att.com.

THE PROPOSAL

The text of the resolution contained in the Proposal is copied below:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The text of the supporting statement contained in the Proposal is copied below:

> Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.
>
> This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings.
>
> This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:
>
> GMI Ratings, an independent investment research firm rated our company D for its executive pay — $28 million for Randall Stephenson plus excess perks and excess pension. Mr. Stephenson could also get long-term incentive pay for below-median performance.
>
> GMI rated our board D. There was not one independent director who had expertise in risk management. The following directors were negatively flagged due to their board service when the respective companies filed bankruptcy: James Kelly at Dana Corporation, Laura Andrea [*sic*] Tyson at Eastman Kodak and Reuben Anderson at Mississippi Chemical. Jon Madonna and Jaime Chico Prado were overboarded with seats on 3 company boards and were also on our audit committee. Joyce Roché had seats on 4 company boards and 15-years long-tenure.

> GMI rated our accounting D – forensic accounting ratios related to asset-liability valuation had extreme values either relative to industry peers or to our company's own history. Our company had a history of significant restatements, special charges or write-offs.
>
> Our company had come under investigation, or been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices. It had also been alleged or reported that our company had come under investigation, or had been subject to fine, settlement or conviction for engaging in or facilitating tax avoidance, tax evasion or offshore finance practices intended to limit the fair payment of taxes or fair disclosure of significant assets or liabilities.
>
> Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value[.]

History of the Proposal

AT&T's Restated Certificate of Incorporation contains a provision that permits shareholders to act by written consent if "such consent is signed by stockholders representing at least two-thirds of the total number of shares of stock of the corporation then outstanding and entitled to vote thereon." For the 2011 Annual Meeting, John Chevedden—on behalf of a different proponent—submitted a proposal containing the same language as the Proposal submitted for the 2014 Annual Meeting. Both the earlier proposal and the current Proposal ask AT&T's Board of Directors ("Board of Directors" or "Board") to take *such steps* as are necessary to remove the supermajority requirement for action by written consent:

> RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). [The "2011 Proposal."]

The 2011 Proposal was approved by the Company's shareholders, with 54% of the votes cast in favor. Subsequently, after reviewing the voting results, the Board of Directors determined to implement the proposal and submit to shareholders for approval at the next Annual Meeting an amendment to the Restated Certificate of Incorporation. In order to amend a charter provision that requires a supermajority vote for action, such as AT&T's written consent provision, § 242(b) of the Delaware General Corporate Law provides that any amendment or repeal of such a provision must receive at least the same supermajority vote. As a result, to amend AT&T's written consent provision, the proposal needed to receive the affirmative vote of two-thirds of the outstanding shares.

At its 2012 Annual Meeting, AT&T's shareholders rejected the charter amendment, which received the affirmative vote of only 50.90% of the outstanding shares, far short of the 66 2/3% required under state law. In fact, because broker non-votes represented 20% of the outstanding shares in attendance and could not vote on the amendment under NYSE rules, only approximately 58% of the outstanding shares were both in attendance at the meeting (in person or by proxy) and able to vote on the matter. As a result, even if all of the shareholders in attendance at the 2012 Annual Meeting—exclusive of broker non-votes—voted in the affirmative, the amendment would still have fallen far short of the 66 2/3% required for passage. Now, John Chevedden, on behalf of a new Proponent, seeks to resubmit the Proposal at the 2014 Annual Meeting.

Bases for Exclusion

The Proposal may be excluded from the Company's 2014 proxy materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. In addition, the Proposal may be excluded under Rule 14a-8(i)(3) as vague and misleading.

I. Rule 14a-8(i)(10) -- The Company Has Substantially Implemented the Proposal Through Its Compliance with the Specific Requirements of the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976, in discussing a predecessor to Rule 14a-8(i)(10), that the exclusion is "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." *Release No. 34-12598* (Jul. 7, 1976).

For a matter presented by a proposal to have been acted upon favorably by management, it is not necessary that the proposal have been implemented in full or precisely as presented. See *Release No. 34-20091* (Aug. 16, 1983). Instead, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar, 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul, 3, 2006); *Johnson & Johnson* (Feb, 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar, 29, 1999).

The Proposal seeks to have the Board "undertake *such steps* as may be necessary to permit" (emphasis added) shareholders to take action by written consent without the supermajority requirement. As noted above, the Board has already taken those steps. After the shareholder vote on the first proposal at the 2011 Annual Meeting, the Board met and adopted a resolution setting forth an amendment to the charter in accordance with the proposal, declared its advisability, and directed that the amendment be submitted to shareholders for approval. The amendment would have adopted the 2011 proposal in full by deleting Article Eight of the Restated Certificate of Incorporation, thus causing written consent solicitations to be governed by Section 228(a) of the DGCL (the language of which matches the language of the 2011 proposal and provides for passage of a proposal by written consent with simply a majority of the outstanding shares). The Board solicited the vote of the shareholders for the amendment, recommended its approval in the proxy statement, and introduced the amendment at the 2012 Annual Meeting. The amendment proposal, as presented in the 2012 Proxy Statement, is attached as *Exhibit B*.

Although the vote in favor of the amendment (50.9% in favor) fell far short of the required 66 $^2/_3$% vote, the Board has complied with the Proposal. The Board has implemented the actions called for by the Proposal *precisely as presented* by taking every "step necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." The Board does not have the power to unilaterally amend the Restated Certificate of Incorporation, but it did take every step necessary to adopt the Proposal.

The Staff has previously permitted the omission of a proposal calling for a charter amendment when the company had previously submitted the amendment to shareholders. At its 2010 annual meeting, Walgreen Co. shareholders approved a proposal submitted through John Chevedden that called for the removal of all supermajority provisions from the Walgreen charter:

> RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 67% and 80% shareholder voting provision in our charter and/or bylaws. [*Walgreen Co.*, Proxy Statement (Schedule 14A), at 52 (Nov. 24, 2009).]

The following year, at its 2011 annual meeting, Walgreen's board submitted two charter amendments to the shareholders; one to remove the 67% supermajority provision and the other to remove the 80% supermajority provision. *Walgreen Co.*, Proxy Statement (Schedule 14A), at 58-61 (Nov. 22, 2010). The shareholders approved only the amendment requiring the lesser vote.
When the window opened for submitting shareholder proposals for the 2013 annual meeting, John Chevedden submitted the proposal again:

> Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals. If necessary this means the

> closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. [*Walgreen Co.* (October 4, 2012).]

The Staff permitted exclusion of the proposal from the 2013 proxy statement, stating that the company had substantially implemented the proposal. *Id.*

For Walgreen's 2014 annual meeting, Mr. Chevedden submitted the proposal for a third time, changing the language of the proposal. This time, to make clear he was simply attacking the remaining supermajority provision, his request stated it sought to "eliminate <u>certain</u> super-majority voting requirements." *Walgreen Co.* (September 26, 2013) (*emphasis added*). It is important to note that the only super-majority voting requirement that could be eliminated was the 80% charter provision that Walgreen's board had asked the shareholders to amend at the 2011 annual meeting – and which had failed to be approved by the shareholders. Walgreen again sought to exclude the proposal from its 2014 proxy materials under the substantial implementation exclusion, and the Staff concurred. *Id.*

II. Rule 14a-8(i)(3) -- The Proposal Is Vague and Misleading

A. *AT&T believes that the entire Proposal may be excluded from its 2014 proxy materials pursuant to Rule 14a-8(i)(3) as materially false and misleading.*

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th. Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.")

The Staff has also taken the position that companies may exclude statements under Rule 14a-8(i)(3) when "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." SLB 14B. *See, e.g. Burlington Northern Santa Fe Corp.* (Jan. 31, 2001) (permitting exclusion of supporting statements involving racial and environmental policies as irrelevant to a proposal seeking shareholder approval of poison pill); *Boise*

Cascade Corp. (Jan. 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for separation of the CEO and chairman); *see also Entergy Corp.* (Feb. 12, 2007) (same); *The Bear Stearns Cos. Inc.* (same).

The subject matter of the Proposal is shareholder action by written consent. However, six of the nine paragraphs in the supporting statement address various matters unrelated and irrelevant to the subject of shareholder written consent, including AT&T's: environmental, social and corporate governance performance; executive pay; accounting matters; director tenure; director over-boarding; or the subjects of alleged investigations, fines, settlements or convictions. A reasonable shareholder would, after reading the supporting statement, be uncertain as to whether his or her vote relates to written consent or the laundry list of complaints submitted by the Proponent. Even the Proponent acknowledges that a substantial portion of the supporting statement is unrelated to the Proposal by stating in the last sentence of the supporting statement that he is now "[r]eturning to the core topic of this proposal" and yet, still does not refer to written consent in such concluding statement. Rather, it mentions "improvable corporate governance" and makes a vague request to "please vote to protect shareholder value." As a result, when read together, the resolution and the supporting statement are materially misleading because there is a strong likelihood that a reasonable shareholder, upon reading the entire Proposal, would be uncertain as to the matter on which he or she is being asked to vote.

The supporting statement is also misleading in attempting to influence votes in favor of the Proposal based on unrelated matters and purported deficiencies, rather than on the merits of the Proposal itself. The supporting statement improperly instructs shareholders to evaluate the Proposal "more favorably . . . due to [the] Company's clearly improvable environmental, social and corporate governance performance," which suggests that shareholders who vote in favor of the Proposal will be voting to take action to address the purported deficiencies discussed in the supporting statement. This suggestion is false and materially misleading to shareholders.

Accordingly, AT&T believes that the entire Proposal may be excluded from its 2014 proxy materials pursuant to Rule 14a-8(i)(3) as materially false and misleading.

B. Alternatively, AT&T requests that it be permitted to exclude those portions of the supporting statement that are irrelevant to the subject matter of the Proposal

Alternatively, and to the extent that the Staff does not concur that the entire Proposal may be excluded, AT&T requests that it be permitted to exclude those portions of the supporting statement that are irrelevant to the subject matter of the Proposal, specifically, the third, fourth, fifth, sixth, seventh, and eighth paragraphs of the supporting statement.

C. Alternatively, AT&T requests that it be permitted to exclude sentences of the supporting statement that directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

Alternatively, and to the extent that the Staff does not concur that neither the entire Proposal nor the above referenced supporting statement paragraphs may be excluded, AT&T requests that it be permitted to exclude the sentences of the supporting statement identified below that directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

SLB 14B states that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation[.]"

In the supporting statement, the Proponent includes statements that are materially false and misleading in that they make claims about the Company that are demonstrably false and they allege that the Company is involved in improper, illegal or immoral conduct. Below are the statements that SLB 14B expressly confirms remain properly excludable under Rule 14a-8(i)(3):

- **The second sentence of the seventh paragraph states: "Our company had a history of significant restatements, special charges or write-offs."** This vague, unsupported statement directly or indirectly implies improper, illegal or immoral conduct or association. The Proponent provides no factual foundation for this statement.

- **The first sentence of the eighth paragraph states: "Our company had come under investigation, or been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices."** This is another vague, unsupported statement by John Chevedden that directly or indirectly makes charges concerning improper, illegal or immoral conduct or association and implies that the Company has been convicted of crimes. Again, the Proposal does not provide any factual foundation for this statement.

- **The second sentence of the eighth paragraph states: "It had also been alleged or reported that our company had come under investigation, or had been subject to fine, settlement or conviction for engaging in or facilitating tax avoidance, tax evasion or offshore finance practices intended to limit the fair payment of taxes or fair disclosure of significant assets or liabilities."** This vague, unsupported statement by John Chevedden also implies not only criminal activity but violations of the securities laws, as well as other improper, illegal or immoral conduct or association.

Chevedden fails to supply any factual foundations for any of the statements.

As a result, the Proposal may be properly omitted from the 2014 proxy materials under Rule 14a-8(i)(3) in light of the extensive use of vague and misleading comments. The Proposal not only is rife with irrelevant information and charges, but it makes accusations of improper and criminal conduct by the Company and, by extension, the Board, without any factual foundation. The extensive use of these statements taints the entire Proposal, and shareholders simply will not know if they are voting against immoral, improper and criminal conduct or for the subject of the Proposal.

* * *

If you have any questions or need additional information, please contact me at (214) 757-3344.

Sincerely,



Enc.

cc: Proponent (via e-mail) *** FISMA & OMB Memorandum M-07-16 ***

Index to Exhibits

Exhibit	Description
A	Proposal and related correspondence,
B	The Company-sponsored proposal included in the 2012 proxy materials

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
208 S Akard St
Dallas TX 75202

Dear Mr. Stephenson,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 *** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-14-13
Date

cc: Ann Effinger Meuleman
Corporate Secretary
Phone: 210 821-4105
FX: 214-746-2273
Paul Wilson <paul.wilson.7@att.com>
General Attorney
Dru Cessac <dc7362@att.com>
Phyllis A. Siekmann <PS0148@att.com>

[T: Rule 14a-8 Proposal, October 27, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company D for its executive pay – $28 million for Randall Stephenson plus excess perks and excess pension. Mr. Stephenson could also get long-term incentive pay for below-median performance.

GMI rated our board D. There was not one independent director who had expertise in risk management. The following directors were negatively flagged due to their board service when the respective companies filed bankruptcy: James Kelly at Dana Corporation, Laura Andrea Tyson at Eastman Kodak and Reuben Anderson at Mississippi Chemical. Jon Madonna and Jaime Chico Pardo were overboarded with seats on 3 company boards and were also on our audit committee. Joyce Roché had seats on 4 company boards and 15-years long-tenure.

GMI rated our accounting D – forensic accounting ratios related to asset-liability valuation had extreme values either relative to industry peers or to our company's own history. Our company had a history of significant restatements, special charges or write-offs.

Our company had come under investigation, or been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices. It had also been alleged or reported that our company had come under investigation, or had been subject to fine, settlement or conviction for engaging in or facilitating tax avoidance, tax evasion or offshore finance practices intended to limit the fair payment of taxes or fair disclosure of significant assets or liabilities.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
Kenneth Steiner,*** FISMA & OMB Memorandum M-07-16 ***sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***



Paul M. Wilson
General Attorney

AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

October 29, 2013

BY E-MAIL: *** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We received a letter from Kenneth Steiner (the "Proponent"), which was submitted on October 27, 2013, containing a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2014 annual meeting of stockholders. The Proponent has indicated that you are the contact person for his proposal.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Proponent's name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that the required amount of shares were continuously held for at least the one-year period preceding and including October 27, 2013.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year -- one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if the Proponent or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,



Paul M. Wilson
General Attorney



Post-it® Fax Note 7671	Date 10-31-13	# of pages ▸
To Paul Wilson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 214-746-2273	Fax #	

October 31, 2013

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing, Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since September 1, 2012, you have continuously held at least 700 shares each of Intl Business Machines Com (IBM), Alcoa Inc Com (AA), General Electric Co Com (GE), Pfizer Inc Com (PFE), Textron Inc Com(TXT), Johnson & Johnson Com (JNJ), Mcgraw Hill Financial Inc Com (MHFI), Abbott Labs Com (ABT), AT&T Inc Com (T), and American Express Co Cm (AXP) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA [illegible]



Paul M. Wilson
General Attorney

AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

November 8, 2013

BY E-MAIL: *** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of AT&T Inc. ("AT&T"), which received on October 27, 2013, a shareholder proposal relating to shareholder action by written consent ("the Proposal") for consideration at AT&T's 2014 Annual Meeting of Stockholders. We sent you a letter relating to the Proposal dated October 29, 2013 and received your response on October 31, 2013. This letter supersedes our October 29 letter.

Your October 27th email contained a letter from Kenneth Steiner, dated October 14, 2013, purporting to appoint you and/or your designee as his proxy to submit the Proposal on his behalf. However, noting the recent litigation to which you and Mr. James McRitchie were party in the Southern District of Texas, it does not appear that Rule 14a-8 permits a shareholder to submit a shareholder proposal through the use of a proxy such as the letter you provided. In addition, it is not clear from the letter you provided on October 27th that Mr. Steiner authorized the Proposal to be submitted to AT&T. In this regard, we note that the "proxy" letter does not identify the proposal being submitted to AT&T, but instead appears to be a "form letter" in which the company name, address, and date are simply typed in.

For these reasons, we now consider you to be the proponent of the Proposal.

The Proposal contains certain procedural deficiencies, as set forth below, which the Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. AT&T's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date AT&T has not received proof from you that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to AT&T. In this regard, AT&T's records indicate that the Proposal was submitted by you via email on October 27, 2013.

To remedy this defect, you must submit sufficient proof of your ownership of AT&T shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, as of the date the Proposal was submitted (*i.e.*, October 27, 2013), you continuously held the required amount of shares for at least one year.
- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4, or Form 5, or amendments to those documents or updated forms, reflecting ownership of AT&T stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance ("the SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. You can determine whether your broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at

http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to determine the name of this DTC participant is by asking your broker or bank. If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held by you for at least one year – one from the broker or bank confirming the your ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Statement of Intent Regarding Continued Ownership

AT&T has not received your written statement that you intend to continue to hold the securities through the date of AT&T's 2014 Annual Meeting of Stockholders, as required by Rule 14a-8(b). To remedy this defect, you must submit to AT&T a written statement that you intend to continue ownership of the shares through the date of the 2014 Annual Meeting of Stockholders.

Response Required Within 14 Days

For the Proposal to be eligible for inclusion in AT&T's proxy materials for AT&T's 2014 Annual Meeting of Stockholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter.

Sincerely,



Paul M. Wilson
General Attorney

EXHIBIT B

Amend Certificate of Incorporation (Item No. 4)

At AT&T's 2011 Annual Meeting of Stockholders, a proposal was approved by 54% of the votes cast, requesting that the Board of Directors "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law)."

Article Eight of the Company's Restated Certificate of Incorporation permits stockholders to take action by written consent only if stockholders holding two-thirds of the outstanding shares execute the consents. In response to the proposal last year, the Company pointed out that where action is taken by written consent, it limits the opportunity for public debate. Article Eight currently reads as follows:

> Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the corporation, no action which is required to be taken or which may be taken at any annual or special meeting of stockholders of the corporation may be taken by written consent without a meeting, except where such consent is signed by stockholders representing at least two-thirds of the total number of shares of stock of the corporation then outstanding and entitled to vote thereon.

In order to implement the proposal, the Board of Directors has proposed to eliminate Article Eight, which would allow the default provisions of Section 228(a) of the Delaware General Corporation Law to apply to actions taken by written consent. That section provides in relevant part: "Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted..."

Therefore your Board of Directors has approved and declared advisable and submits to the stockholders of the Company for adoption the following amendments to the Restated Certificate of Incorporation (the "Amendments"):

> *A. Article EIGHT of the Restated Certificate of Incorporation of the Corporation is deleted in its entirety.*
>
> *B. Article NINE of the Restated Certificate of Incorporation of the Corporation is hereby re-designated as Article EIGHT by deleting the word "NINE" where it currently appears and inserting the word "EIGHT" in lieu thereof.*

To be adopted, this proposal requires the affirmative vote of stockholders holding two-thirds of the outstanding shares entitled to vote on the matter. The Board of Directors retains the authority to abandon this amendment at any time prior to its effectiveness.

In light of our stockholders' support for this proposal and the Board's commitment to listen to our stockholders, the Board has determined that it recommends the stockholders adopt this proposal.

The Board recommends you vote FOR this proposal.



Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

December 13, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2014 Annual Meeting – Kenneth Steiner Shareholder Proposal

Dear Sir or Madam:

This letter and the accompanying material are submitted on behalf of AT&T Inc., a Delaware corporation ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T received a shareholder proposal (the "Proposal") from John Chevedden on behalf of Kenneth Steiner (the "Proponent") for inclusion in AT&T's 2014 proxy materials. A copy of the Proposal and related correspondence with the Proponent is attached as *Exhibit A*. As more fully discussed below, AT&T intends to omit the Proposal and its supporting statement because (a) AT&T has substantially implemented the proposal (Rule 14a-8(i)(10)); and (b) AT&T believes the Proposal is materially false and misleading (Rule 14a-8(i)(3)).

This letter and its exhibits are being delivered to the Staff via e-mail at shareholderproposals@sec.gov and are being delivered to the Proponent. In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), I hereby inform the Proponent that any additional correspondence submitted to the Commission or the Staff relating to the Proposal should concurrently furnished to the undersigned at ww0118@att.com.

THE PROPOSAL

The text of the resolution contained in the Proposal is copied below:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The text of the supporting statement contained in the Proposal is copied below:

> Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.
>
> This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings.
>
> This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:
>
> GMI Ratings, an independent investment research firm rated our company D for its executive pay — $28 million for Randall Stephenson plus excess perks and excess pension. Mr. Stephenson could also get long-term incentive pay for below-median performance.
>
> GMI rated our board D. There was not one independent director who had expertise in risk management. The following directors were negatively flagged due to their board service when the respective companies filed bankruptcy: James Kelly at Dana Corporation, Laura Andrea [*sic*] Tyson at Eastman Kodak and Reuben Anderson at Mississippi Chemical. Jon Madonna and Jaime Chico Prado were overboarded with seats on 3 company boards and were also on our audit committee. Joyce Roché had seats on 4 company boards and 15-years long-tenure.

> GMI rated our accounting D – forensic accounting ratios related to asset-liability valuation had extreme values either relative to industry peers or to our company's own history. Our company had a history of significant restatements, special charges or write-offs.
>
> Our company had come under investigation, or been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices. It had also been alleged or reported that our company had come under investigation, or had been subject to fine, settlement or conviction for engaging in or facilitating tax avoidance, tax evasion or offshore finance practices intended to limit the fair payment of taxes or fair disclosure of significant assets or liabilities.
>
> Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value[.]

History of the Proposal

AT&T's Restated Certificate of Incorporation contains a provision that permits shareholders to act by written consent if "such consent is signed by stockholders representing at least two-thirds of the total number of shares of stock of the corporation then outstanding and entitled to vote thereon." For the 2011 Annual Meeting, John Chevedden—on behalf of a different proponent—submitted a proposal containing the same language as the Proposal submitted for the 2014 Annual Meeting. Both the earlier proposal and the current Proposal ask AT&T's Board of Directors ("Board of Directors" or "Board") to take *such steps* as are necessary to remove the supermajority requirement for action by written consent:

> RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). [The "2011 Proposal."]

The 2011 Proposal was approved by the Company's shareholders, with 54% of the votes cast in favor. Subsequently, after reviewing the voting results, the Board of Directors determined to implement the proposal and submit to shareholders for approval at the next Annual Meeting an amendment to the Restated Certificate of Incorporation. In order to amend a charter provision that requires a supermajority vote for action, such as AT&T's written consent provision, § 242(b) of the Delaware General Corporate Law provides that any amendment or repeal of such a provision must receive at least the same supermajority vote. As a result, to amend AT&T's written consent provision, the proposal needed to receive the affirmative vote of two-thirds of the outstanding shares.

At its 2012 Annual Meeting, AT&T's shareholders rejected the charter amendment, which received the affirmative vote of only 50.90% of the outstanding shares, far short of the 66 ⅔% required under state law. In fact, because broker non-votes represented 20% of the outstanding shares in attendance and could not vote on the amendment under NYSE rules, only approximately 58% of the outstanding shares were both in attendance at the meeting (in person or by proxy) and able to vote on the matter. As a result, even if all of the shareholders in attendance at the 2012 Annual Meeting—exclusive of broker non-votes—voted in the affirmative, the amendment would still have fallen far short of the 66 ⅔% required for passage. Now, John Chevedden, on behalf of a new Proponent, seeks to resubmit the Proposal at the 2014 Annual Meeting.

Bases for Exclusion

The Proposal may be excluded from the Company's 2014 proxy materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. In addition, the Proposal may be excluded under Rule 14a-8(i)(3) as vague and misleading.

I. Rule 14a-8(i)(10) -- The Company Has Substantially Implemented the Proposal Through Its Compliance with the Specific Requirements of the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976, in discussing a predecessor to Rule 14a-8(i)(10), that the exclusion is "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." *Release No. 34-12598* (Jul. 7, 1976).

For a matter presented by a proposal to have been acted upon favorably by management, it is not necessary that the proposal have been implemented in full or precisely as presented. See *Release No. 34-20091* (Aug. 16, 1983). Instead, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar, 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul, 3, 2006); *Johnson & Johnson* (Feb, 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar, 29, 1999).

The Proposal seeks to have the Board "undertake *such steps* as may be necessary to permit" (emphasis added) shareholders to take action by written consent without the supermajority requirement. As noted above, the Board has already taken those steps. After the shareholder vote on the first proposal at the 2011 Annual Meeting, the Board met and adopted a resolution setting forth an amendment to the charter in accordance with the proposal, declared its advisability, and directed that the amendment be submitted to shareholders for approval. The amendment would have adopted the 2011 proposal in full by deleting Article Eight of the Restated Certificate of Incorporation, thus causing written consent solicitations to be governed by Section 228(a) of the DGCL (the language of which matches the language of the 2011 proposal and provides for passage of a proposal by written consent with simply a majority of the outstanding shares). The Board solicited the vote of the shareholders for the amendment, recommended its approval in the proxy statement, and introduced the amendment at the 2012 Annual Meeting. The amendment proposal, as presented in the 2012 Proxy Statement, is attached as *Exhibit B*.

Although the vote in favor of the amendment (50.9% in favor) fell far short of the required 66 ⅔% vote, the Board has complied with the Proposal. The Board has implemented the actions called for by the Proposal *precisely as presented* by taking every "step necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." The Board does not have the power to unilaterally amend the Restated Certificate of Incorporation, but it did take every step necessary to adopt the Proposal.

The Staff has previously permitted the omission of a proposal calling for a charter amendment when the company had previously submitted the amendment to shareholders. At its 2010 annual meeting, Walgreen Co. shareholders approved a proposal submitted through John Chevedden that called for the removal of all supermajority provisions from the Walgreen charter:

> RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 67% and 80% shareholder voting provision in our charter and/or bylaws. [*Walgreen Co.*, Proxy Statement (Schedule 14A), at 52 (Nov. 24, 2009).]

The following year, at its 2011 annual meeting, Walgreen's board submitted two charter amendments to the shareholders; one to remove the 67% supermajority provision and the other to remove the 80% supermajority provision. *Walgreen Co.*, Proxy Statement (Schedule 14A), at 58-61 (Nov. 22, 2010). The shareholders approved only the amendment requiring the lesser vote.
When the window opened for submitting shareholder proposals for the 2013 annual meeting, John Chevedden submitted the proposal again:

> Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals. If necessary this means the

> closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. [*Walgreen Co.* (October 4, 2012).]

The Staff permitted exclusion of the proposal from the 2013 proxy statement, stating that the company had substantially implemented the proposal. *Id.*

For Walgreen's 2014 annual meeting, Mr. Chevedden submitted the proposal for a third time, changing the language of the proposal. This time, to make clear he was simply attacking the remaining supermajority provision, his request stated it sought to "eliminate certain super-majority voting requirements." *Walgreen Co.* (September 26, 2013) (*emphasis added*). It is important to note that the only super-majority voting requirement that could be eliminated was the 80% charter provision that Walgreen's board had asked the shareholders to amend at the 2011 annual meeting – and which had failed to be approved by the shareholders. Walgreen again sought to exclude the proposal from its 2014 proxy materials under the substantial implementation exclusion, and the Staff concurred. *Id.*

II. Rule 14a-8(i)(3) -- The Proposal Is Vague and Misleading

A. *AT&T believes that the entire Proposal may be excluded from its 2014 proxy materials pursuant to Rule 14a-8(i)(3) as materially false and misleading.*

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th. Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.")

The Staff has also taken the position that companies may exclude statements under Rule 14a-8(i)(3) when "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." SLB 14B. *See, e.g. Burlington Northern Santa Fe Corp.* (Jan. 31, 2001) (permitting exclusion of supporting statements involving racial and environmental policies as irrelevant to a proposal seeking shareholder approval of poison pill); *Boise*

Cascade Corp. (Jan. 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for separation of the CEO and chairman); *see also Entergy Corp.* (Feb. 12, 2007) (same); *The Bear Stearns Cos. Inc.* (same).

The subject matter of the Proposal is shareholder action by written consent. However, six of the nine paragraphs in the supporting statement address various matters unrelated and irrelevant to the subject of shareholder written consent, including AT&T's: environmental, social and corporate governance performance; executive pay; accounting matters; director tenure; director over-boarding; or the subjects of alleged investigations, fines, settlements or convictions. A reasonable shareholder would, after reading the supporting statement, be uncertain as to whether his or her vote relates to written consent or the laundry list of complaints submitted by the Proponent. Even the Proponent acknowledges that a substantial portion of the supporting statement is unrelated to the Proposal by stating in the last sentence of the supporting statement that he is now "[r]eturning to the core topic of this proposal" and yet, still does not refer to written consent in such concluding statement. Rather, it mentions "improvable corporate governance" and makes a vague request to "please vote to protect shareholder value." As a result, when read together, the resolution and the supporting statement are materially misleading because there is a strong likelihood that a reasonable shareholder, upon reading the entire Proposal, would be uncertain as to the matter on which he or she is being asked to vote.

The supporting statement is also misleading in attempting to influence votes in favor of the Proposal based on unrelated matters and purported deficiencies, rather than on the merits of the Proposal itself. The supporting statement improperly instructs shareholders to evaluate the Proposal "more favorably . . . due to [the] Company's clearly improvable environmental, social and corporate governance performance," which suggests that shareholders who vote in favor of the Proposal will be voting to take action to address the purported deficiencies discussed in the supporting statement. This suggestion is false and materially misleading to shareholders.

Accordingly, AT&T believes that the entire Proposal may be excluded from its 2014 proxy materials pursuant to Rule 14a-8(i)(3) as materially false and misleading.

B. Alternatively, AT&T requests that it be permitted to exclude those portions of the supporting statement that are irrelevant to the subject matter of the Proposal

Alternatively, and to the extent that the Staff does not concur that the entire Proposal may be excluded, AT&T requests that it be permitted to exclude those portions of the supporting statement that are irrelevant to the subject matter of the Proposal, specifically, the third, fourth, fifth, sixth, seventh, and eighth paragraphs of the supporting statement.

C. Alternatively, AT&T requests that it be permitted to exclude sentences of the supporting statement that directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

Alternatively, and to the extent that the Staff does not concur that neither the entire Proposal nor the above referenced supporting statement paragraphs may be excluded, AT&T requests that it be permitted to exclude the sentences of the supporting statement identified below that directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

SLB 14B states that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation[.]"

In the supporting statement, the Proponent includes statements that are materially false and misleading in that they make claims about the Company that are demonstrably false and they allege that the Company is involved in improper, illegal or immoral conduct. Below are the statements that SLB 14B expressly confirms remain properly excludable under Rule 14a-8(i)(3):

- **The second sentence of the seventh paragraph states: "Our company had a history of significant restatements, special charges or write-offs."** This vague, unsupported statement directly or indirectly implies improper, illegal or immoral conduct or association. The Proponent provides no factual foundation for this statement.

- **The first sentence of the eighth paragraph states: "Our company had come under investigation, or been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices."** This is another vague, unsupported statement by John Chevedden that directly or indirectly makes charges concerning improper, illegal or immoral conduct or association and implies that the Company has been convicted of crimes. Again, the Proposal does not provide any factual foundation for this statement.

- **The second sentence of the eighth paragraph states: "It had also been alleged or reported that our company had come under investigation, or had been subject to fine, settlement or conviction for engaging in or facilitating tax avoidance, tax evasion or offshore finance practices intended to limit the fair payment of taxes or fair disclosure of significant assets or liabilities."** This vague, unsupported statement by John Chevedden also implies not only criminal activity but violations of the securities laws, as well as other improper, illegal or immoral conduct or association.

Chevedden fails to supply any factual foundations for any of the statements.

As a result, the Proposal may be properly omitted from the 2014 proxy materials under Rule 14a-8(i)(3) in light of the extensive use of vague and misleading comments. The Proposal not only is rife with irrelevant information and charges, but it makes accusations of improper and criminal conduct by the Company and, by extension, the Board, without any factual foundation. The extensive use of these statements taints the entire Proposal, and shareholders simply will not know if they are voting against immoral, improper and criminal conduct or for the subject of the Proposal.

* * *

If you have any questions or need additional information, please contact me at (214) 757-3344.

Sincerely,



Enc.

cc: Proponent (via e-mail FISMA & OMB Memorandum M-07-16 ***

Index to Exhibits

Exhibit	Description
A	Proposal and related correspondence,
B	The Company-sponsored proposal included in the 2012 proxy materials

Kenneth Steiner **Exhibit A**

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
208 S Akard St
Dallas TX 75202

Dear Mr. Stephenson,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-14-13
Date

cc: Ann Effinger Meuleman
Corporate Secretary
Phone: 210 821-4105
FX: 214-746-2273
Paul Wilson <paul.wilson.7@att.com>
General Attorney
Dru Cessac <dc7362@att.com>
Phyllis A. Siekmann <PS0148@att.com>

[T: Rule 14a-8 Proposal, October 27, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company D for its executive pay – $28 million for Randall Stephenson plus excess perks and excess pension. Mr. Stephenson could also get long-term incentive pay for below-median performance.

GMI rated our board D. There was not one independent director who had expertise in risk management. The following directors were negatively flagged due to their board service when the respective companies filed bankruptcy: James Kelly at Dana Corporation, Laura Andrea Tyson at Eastman Kodak and Reuben Anderson at Mississippi Chemical. Jon Madonna and Jaime Chico Pardo were overboarded with seats on 3 company boards and were also on our audit committee. Joyce Roché had seats on 4 company boards and 15-years long-tenure.

GMI rated our accounting D – forensic accounting ratios related to asset-liability valuation had extreme values either relative to industry peers or to our company's own history. Our company had a history of significant restatements, special charges or write-offs.

Our company had come under investigation, or been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices. It had also been alleged or reported that our company had come under investigation, or had been subject to fine, settlement or conviction for engaging in or facilitating tax avoidance, tax evasion or offshore finance practices intended to limit the fair payment of taxes or fair disclosure of significant assets or liabilities.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Paul M. Wilson
General Attorney

AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

October 29, 2013

BY E-MAIL: *** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We received a letter from Kenneth Steiner (the "Proponent"), which was submitted on October 27, 2013, containing a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2014 annual meeting of stockholders. The Proponent has indicated that you are the contact person for his proposal.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Proponent's name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that the required amount of shares were continuously held for at least the one-year period preceding and including October 27, 2013.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if the Proponent or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,



Paul M. Wilson
General Attorney


TD Ameritrade

Post-it® Fax Note 7671	Date 10-31-13	# of pages ▸
To Paul Wilson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 214-746-2273	Fax #	

October 31, 2013

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing, Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since September 1, 2012, you have continuously held at least 700 shares each of Intl Business Machines Com (IBM), Alcoa Inc Com (AA), General Electric Co Com (GE), Pfizer Inc Com (PFE), Textron Inc Com(TXT), Johnson & Johnson Com (JNJ), Mcgraw Hill Financial Inc Com (MHFI), Abbott Labs Com (ABT), AT&T Inc Com (T), and American Express Co Cm (AXP) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA [illegible] L 09/13

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com



Paul M. Wilson
General Attorney

AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

November 8, 2013

BY E-MAIL: *** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of AT&T Inc. ("AT&T"), which received on October 27, 2013, a shareholder proposal relating to shareholder action by written consent ("the Proposal") for consideration at AT&T's 2014 Annual Meeting of Stockholders. We sent you a letter relating to the Proposal dated October 29, 2013 and received your response on October 31, 2013. This letter supersedes our October 29 letter.

Your October 27th email contained a letter from Kenneth Steiner, dated October 14, 2013, purporting to appoint you and/or your designee as his proxy to submit the Proposal on his behalf. However, noting the recent litigation to which you and Mr. James McRitchie were party in the Southern District of Texas, it does not appear that Rule 14a-8 permits a shareholder to submit a shareholder proposal through the use of a proxy such as the letter you provided. In addition, it is not clear from the letter you provided on October 27th that Mr. Steiner authorized the Proposal to be submitted to AT&T. In this regard, we note that the "proxy" letter does not identify the proposal being submitted to AT&T, but instead appears to be a "form letter" in which the company name, address, and date are simply typed in.

For these reasons, we now consider you to be the proponent of the Proposal.

The Proposal contains certain procedural deficiencies, as set forth below, which the Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. AT&T's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date AT&T has not received proof from you that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to AT&T. In this regard, AT&T's records indicate that the Proposal was submitted by you via email on October 27, 2013.

To remedy this defect, you must submit sufficient proof of your ownership of AT&T shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, as of the date the Proposal was submitted (*i.e.*, October 27, 2013), you continuously held the required amount of shares for at least one year.
- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4, or Form 5, or amendments to those documents or updated forms, reflecting ownership of AT&T stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance ("the SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. You can determine whether your broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at

http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to determine the name of this DTC participant is by asking your broker or bank. If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held by you for at least one year – one from the broker or bank confirming the your ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Statement of Intent Regarding Continued Ownership

AT&T has not received your written statement that you intend to continue to hold the securities through the date of AT&T's 2014 Annual Meeting of Stockholders, as required by Rule 14a-8(b). To remedy this defect, you must submit to AT&T a written statement that you intend to continue ownership of the shares through the date of the 2014 Annual Meeting of Stockholders.

Response Required Within 14 Days

For the Proposal to be eligible for inclusion in AT&T's proxy materials for AT&T's 2014 Annual Meeting of Stockholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter.

Sincerely,



Paul M. Wilson
General Attorney

EXHIBIT B

Amend Certificate of Incorporation (Item No. 4)

At AT&T's 2011 Annual Meeting of Stockholders, a proposal was approved by 54% of the votes cast, requesting that the Board of Directors "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law)."

Article Eight of the Company's Restated Certificate of Incorporation permits stockholders to take action by written consent only if stockholders holding two-thirds of the outstanding shares execute the consents. In response to the proposal last year, the Company pointed out that where action is taken by written consent, it limits the opportunity for public debate. Article Eight currently reads as follows:

> Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the corporation, no action which is required to be taken or which may be taken at any annual or special meeting of stockholders of the corporation may be taken by written consent without a meeting, except where such consent is signed by stockholders representing at least two-thirds of the total number of shares of stock of the corporation then outstanding and entitled to vote thereon.

In order to implement the proposal, the Board of Directors has proposed to eliminate Article Eight, which would allow the default provisions of Section 228(a) of the Delaware General Corporation Law to apply to actions taken by written consent. That section provides in relevant part: "Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted..."

Therefore your Board of Directors has approved and declared advisable and submits to the stockholders of the Company for adoption the following amendments to the Restated Certificate of Incorporation (the "Amendments"):

> *A. Article EIGHT of the Restated Certificate of Incorporation of the Corporation is deleted in its entirety.*
>
> *B. Article NINE of the Restated Certificate of Incorporation of the Corporation is hereby re-designated as Article EIGHT by deleting the word "NINE" where it currently appears and inserting the word "EIGHT" in lieu thereof.*

To be adopted, this proposal requires the affirmative vote of stockholders holding two-thirds of the outstanding shares entitled to vote on the matter. The Board of Directors retains the authority to abandon this amendment at any time prior to its effectiveness.

In light of our stockholders' support for this proposal and the Board's commitment to listen to our stockholders, the Board has determined that it recommends the stockholders adopt this proposal.

The Board recommends you vote FOR this proposal.